Exhibit (a)(3)

Nuevo Energy Company

1021 Main Street, Suite 2100

Houston, Texas 77002

NOTICE OF TRANSACTION

To: Holder of Options

From: Nuevo Energy Company (“Nuevo”)

Date: [                    ], 2004

Effective upon the closing contemplated by the Agreement and Plan of Merger among Plains Exploration & Production Company (“Plains”), PXP California Inc., a wholly owned subsidiary of Plains, and Nuevo, dated as of February 12, 2004 (the “Merger Agreement”), Nuevo will merge (i) with and into Plains with Plains as the surviving corporation or (ii) with and into PXP California Inc. with Nuevo as the surviving corporation (the “Merger”).

This letter serves as notice of the Merger and Nuevo’s offer to purchase your options.

Please read the section of the proxy statement/prospectus entitled “Nuevo Stock Option Stock Tender Offer” for more information on the tender offer.

As a holder of the options listed on Exhibit A of the accompanying letter of transmittal you may elect to have your options purchased by Nuevo for cash by executing the signature page to the letter of transmittal and returning it to Bob Marlatt prior to 12:00 p.m. Houston Time on [                        ], 2004. If you elect to tender your options for repurchase by Nuevo, you will receive a cash payment, equal to the product of (i) the number of shares of Nuevo common stock for which the option is exercisable and (ii) the difference between the average closing price of Nuevo common stock for the ten consecutive trading days ending on the first trading day before the closing date of the Merger and the exercise price of the option. Such payments will be made promptly following the expiration of the tender offer and may be reduced by applicable federal and local withholding taxes. In the event that the Merger does not occur, this election will be null and void.

If you do not return your election as specified above, Plains will assume your options and such options will become options (i) to purchase the number of Plains common shares obtained by multiplying the number of shares of Nuevo common stock issuable upon the exercise of the option and 1.765, (ii) at an exercise price per share equal to the exercise price per share of such option divided by 1.765 and (iii) with the same terms and conditions, including conditions of vesting, as such options had prior to the Merger.

Execution and return of the letter of transmittal will not be deemed to cancel any option for which the exercise price of such option exceeds the average closing price of Nuevo common stock on the New York Stock Exchange for the ten consecutive trading days ending on the first day before the closing date of the Merger.

Prior to making your election, you should consult your tax accountant or other financial advisor for tax advice.

If you have any questions regarding the above, you should contact Bob Marlatt at (713) 374-4979 for further clarification.

Sincerely,

James L. Payne

Chairman, President and Chief Executive Officer

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